SUB-ITEM 77C: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On February 26, 2010, a Special Meeting of Shareholders of the TFS Small Cap Fund was held for the purpose of voting on the following Proposal:

PROPOSAL:
To approve or disapprove an amendment to the investment advisory agreement between TFS Capital Investment Trust, on behalf of the TFS Small Cap Fund, and TFS Capital LLC that eliminates the performance fee adjustment from the fee structure

The total number of shares of the TFS Small Cap Fund present in person or by proxy was 1,128,401, which represented approximately 53.5% of the shares entitled to vote at the Special Meeting.

The shareholders of the Fund voted to approve the Proposal.  The votes cast with respect to the Proposal were as follows:

	Number of Shares
For	Against	Abstain
1,024,420	80,222	23,759